UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press Release

Paris and Madrid, 20 February 2024

European Commission green lights Orange and MASMOVIL Joint Venture, paving the way for a single, stronger operator in Spain

•    This favourable decision takes into account the specificities of the highly competitive Spanish market, with balanced remedies in favour of an already existing player.

•    Orange and MASMOVIL plan to complete the transaction by end Q1 2024.

•    This deal paves the way for the creation of a joint company that combines the forces of Orange and MASMOVIL into a single, stronger operator focussed on customer satisfaction and positive impact, with the scale to invest in 5G and fiber, benefiting the market, consumers and businesses across Spain.

Orange and MASMOVIL have today received clearance from the European Commission to combine their operations in Spain[1]. As previously stated on July 23rd 2022, the combined activities of Orange Spain and MASMOVIL will take the form of a 50-50 joint venture, co-controlled by Orange and MASMOVIL (LORCA JVCO), with equal governance rights in the combined entity.

This Joint Venture between MASMOVIL and Orange will create a leading operator of the Spanish market in terms of customers, user experience, talent, fiber and mobile coverage and a sustainable player with the financial capacity to continue investing in the development of a leading telecom infrastructure in Spain.

Both parties would convert into a leading operator, bringing together the assets, capabilities and teams of the two companies in Spain to serve +7.3M fixed customers, +30M mobile services and +2.2M TV customers[2]. The Joint Venture would manage important network and IT assets to assure a nationwide coverage both in FTTH as well as 4G/5G. In financial terms, the combined entity would become a stronger and solid market player with estimated revenues of above €7.4 billion and EBITDAaL of over €2.3 billion, with an enterprise value of €18.6 billion and expected synergies of more than €450m per year (from year four post-closing).

As part of its proposed package of remedies, the parties have agreed to divest to Digi as remedy taker 60MHz of spectrum assets (pending approval from the Spanish Government) and to propose an optional national roaming agreement at market conditions.

Christel Heydemann, CEO of Orange, commented: "Today’s announcement is a crucial moment for the future development of the Group in Europe. Our proposed Joint Venture with MASMOVIL will create a single, stronger, and more sustainable player in Spain. By joining forces, we can scale, we can innovate, and we can drive investment in Spain for the benefit of consumers and businesses."

Meinrad Spenger, CEO of MASMOVIL, commented: "All good things are worth waiting for! We are thrilled to assume a relevant role in the Spanish telecommunication sector. Our exceptional team is committed to forming a unified and distinctive company capable of delivering positive impact and providing a trustful service to the most satisfied clients in Spain."

Until all closing conditions are satisfied, which is expected by the end of this first quarter in 2024, the two companies will continue to operate independently.

About MASMOVIL Group

MASMOVIL Group is one of the most outstanding operators in Spain in terms of growth over the last few years and offers fiber, mobile, TV, and other new services such as energy, health, alarms, or financial services, for residential customers, businesses, and operators.

The Group offers its customers access to the largest FTTH coverage in Spain with more than 29 million marketable households and 3G, 4G and 5G mobile networks to 98.5% of the Spanish population thanks to its hybrid strategy combining its own and third parties infrastructures.

MASMOVIL has also launched its 5G services, which are already available in more than 2,200 cities in Spain. The Group has close to 16M customers by the end of the first nine months of 2023.

Grupo MASMOVIL has been awarded on several occasions as the best broadband and fibre optic operator.

MASMOVIL has achieved net zero carbon emissions for scopes 1 and 2 in 2020 and in 2021 -including the Euskaltel Group in the calculation-, positioning it as the first telecommunications operator in Europe to achieve such an achievement and the one with the lowest absolute residual level of emissions. It is the first telecommunications operator in Europe to become a B Corp company and has a strong commitment to creating a positive environmental and social impact.

MASMOVIL Group is also leading sustainability and ESG in Spain achieving 5 ESG ratings in a short period of time with very high standings from prestigious organizations as S&P, Morning Star Sustainalytics, Sustainable Fitch, CDP and Clarity.

MASMOVIL is participated by Cinven, KKR and Providence Equity Partners since November 2020.

Follow us:

MASMOVIL Group website: https://www.grupomasmovil.com/

Twitter: https://twitter.com/grupomasmovil

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 44.1 billion euros in 2023 and 137,000 employees worldwide at 31 December 2023, including 73,000 employees in France. The Group has a total customer base of 298 million customers worldwide at 31 December 2023, including 254 million mobile customers and 25 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan "Lead the Future", built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Orange press contacts:

Tom Wright; tom.wright@orange.com

Vanessa Clarke; vanessa.clarke@orange.com

[1] The contemplated transaction does not include notably TOTEM Spain and MASMOVIL Portugal

[2] Mobile services in Spain includes prepaid, contract and mobile broadband voice and data packages

ORANGE

Date: February 20, 2024	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations